EXHIBIT 99.1

# News Release



**Contact:**   Corporate Communications
**Phone:**    (713) 324-5080
**Address:**  1600 Smith Street, Houston, TX 77002

**EXPRESSJET REPORTS OCTOBER 2003 PERFORMANCE**

HOUSTON, Nov. 3, 2003 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in October 2003 for its Continental Express operating fleet.

During the month, ExpressJet flew 551.2 million revenue passenger miles (RPMs), up 58.6 percent versus October 2002, and 53,726 block hours, compared with 41,618 block hours in October 2002.  Capacity increased 43.0 percent to 784.3 million available seat miles (ASMs) in October 2003, compared with October 2002. ExpressJet's load factor increased to 70.3 percent in October 2003, a record October load factor and a 7.0 point improvement over October 2002. The company operated 31,645 flights in October 2003, versus 27,322 flights in October 2002.

Also in October, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 99.4 percent. In October 2002, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 99.1 percent.

During the month, ExpressJet accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 220 jets.

ExpressJet Airlines, *Air Transport World's* 2003 Regional Airline of the Year, operates as Continental Express, the regional jet affiliate of Continental Airlines. With service to 127 destinations in the United States, Canada, Mexico and the Caribbean, Continental Express operates all of Continental's regional jet service from its hubs in Houston, New York and Cleveland. Continental Express offers customers efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines. ExpressJet Airlines, which employs more than 6,000 people, is owned by ExpressJet Holdings, Inc. For more information, visit expressjet.com.

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## PRELIMINARY TRAFFIC RESULTS

| OCTOBER | 2003 | 2002 | Change |
|---|---|---|---|
| Revenue Passenger Miles (000) | 551,200 | 347,460 | 58.6 Percent |
| Available Seat Miles (000) | 784,348 | 548,575 | 43.0 Percent |
| Passenger Load Factor | 70.3 Percent | 63.3 Percent | 7.0 Points |
| Block Hours | 53,726 | 41,618 | 29.1 Percent |
| Departures | 31,645 | 27,322 | 15.8 Percent |

| YEAR-TO-DATE | 2003 | 2002 | Change |
|---|---|---|---|
| Revenue Passenger Miles (000) | 4,690,474 | 3,222,436 | 45.6 Percent |
| Available Seat Miles (000) | 6,892,982 | 5,103,655 | 35.1 Percent |
| Passenger Load Factor | 68.0 Percent | 63.1 Percent | 4.9 Points |
| Block Hours | 486,682 | 411,974 | 18.1 Percent |
| Departures | 293,250 | 262,211 | 11.8 Percent |

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